Filed Pursuant to Rule 253(g)(2)

File No. 024-11656

SUPPLEMENT NO. 2 DATED DECEMBER 30, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 7, 2021

MASTERWORKS 082, LLC

This Supplement No. 2 dated December 30, 2021 supplements the Offering Circular of Masterworks 082, LLC dated December 7, 2021 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on September 24, 2021 and qualified on December 1, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 2 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 2, capitalized terms used in this Supplement No. 2 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 2 is to disclose certain changes to the Offering Circular related to the addition of a special class of membership interests in the Company consisting of a Class C ordinary share (the “Class C share”) and the rights, preferences and obligations of the holder of such share. In addition to the Class A shares and Class B shares described in the Offering Circular, the Company may now issue one Class C share to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A shares in connection with the Offering. Such holder of the Class C share will have no economic rights or obligations nor any voting rights, but shall have the right to reconstitute, remove and/or replace the Board of Managers of the Company pursuant to the Company’s operating agreement. These changes to the Offering Circular are further outlined below, including:

●	updates to the use of certain terms and definitions;
●	updates to our summary;
●	updates to the terms of our offering;
●	updates to our risk factors;
●	updates to our plan of distribution;
●	updates to our description of the business;
●	updates to our management disclosure;
●	updates to our security ownership of management and certain securityholders disclosure;
●	updates to our interest of management and others in certain transactions disclosure;
●	updates to our description of shares; and
●	updates to our shares eligible for future sale.

Except as set forth in this Supplement No. 2, the Offering Circular remains unchanged.

Use of Certain Terms and Definitions

The following terms and definitions are added to the “Use of Certain Terms and Definitions” section beginning on page 3 of the Offering Circular.

“Class C share” refers to a Class C ordinary share, representing a special class of membership interests in the Company, which has no economic rights or obligations and has no voting rights, but solely represents the right to reconstitute, remove and or replace the Board of Managers of the Company pursuant to the Company’s operating agreement.

“Masterworks Investor” refers to an affiliate of Masterworks that has raised capital from unaffiliated third party investors to invest the proceeds in a diversified collection of artwork and which acquires Class A shares as part of such investment strategy.

Any reference in the Offering Circular to the Company’s “amended and restated operating agreement” is replaced in its entirety with reference to the Company’s “second amended and restated operating agreement”.

Summary

The following sentence is added to the “Risks Relating to our Relationship with Masterworks” section on page 7 of the Offering Circular.

Also, a Masterworks affiliate may invest in this Offering and may acquire the Class C share, which gives it the right to remove and replace our board of managers.

The Offering

The following disclosure is added to “The Offering” section beginning on page 8 of the Offering Circular.

Masterworks Investor	Masterworks intends to sponsor affiliated entities that invest in a portfolio of artwork, which may include an investment in our Class A shares, which is referred to herein as a “Masterworks Investor”. Any such investment by a Masterworks Investor in our Class A shares in connection with this Offering, would be made for cash consideration at the same price and upon the same terms as offered to other investors in this Offering, although the Masterworks Investor would also be issued a Class C share upon its investment in our Class A shares (unless a Class C share is already issued to a Masterworks Investor), which would entitle it to remove and or replace all or any members of the Board of Managers and reconstitute the Board for any reason.

The following disclosure supersedes and replaces in its entirety the “Amended and Restated Operating Agreement”, “Minimum and Maximum Investment Amount” and “Voting Rights” section, as applicable, beginning on page 8 of the Offering Circular.

Second Amended and Restated Operating Agreement	Our second amended and restated operating agreement, referred to herein as the “operating agreement,” created three classes of membership interests of the Company in the form of Class A shares and Class B shares, as well as a Class C share. By participating in this Offering, investors will become party to the operating agreement.

Minimum and Maximum Investment Amount	The maximum investment amount per investor is $100,000 (5,000 Class A shares) and the minimum investment amount per investor is $15,000 (750 Class A shares), however, we can waive the maximum or minimum purchase restriction on a case-by-case basis in our sole discretion. Subscriptions, once received, are irrevocable by the investors but can be rejected by us prior to acceptance. Further, pursuant to the terms of the Company’s Operating Agreement, an investor, other than an affiliate of Masterworks, generally cannot own, or be deemed to beneficially own, as “beneficial ownership” is determined pursuant to Section 13(d) and 13(g) of the Securities Act, more than 19.99% of the total number of Class A shares outstanding, provided that we may waive such limit on a case-by-case basis in our sole discretion.

Voting Rights

The Class A shares have no voting rights other than to vote, as a single class, to remove and replace the Administrator and to remove a member of the Board of Managers for “cause” only. Holders of Class A shares also have the right to and approve certain acts as described in our operating agreement, including the right to vote on certain amendments to the operating agreement and the administrative services agreement. The Class C share, which will only be issued or transferred to a Masterworks Investor, if any, will have the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason.

Any member that beneficially owns 5% or more of the Class A shares (excluding shares beneficially owned by Masterworks) may irrevocably limit or eliminate its voting rights pursuant to our operating agreement.

The following disclosure is added to the end of the “Number of Shares Outstanding After the Offering” section on page 8 of the Offering Circular.

One Class C share that has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor.

Risk Factors

The following risk factors are added to the “Risk Factors” section beginning on page 11 of the Offering Circular.

A Masterworks affiliate may invest in this Offering, which creates a risk that such Masterworks affiliate will seek to execute a secondary offering that could make it more difficult to sell your shares.

Masterworks intends to sponsor offerings representing an investment in a portfolio of artwork and artwork investments and such portfolio may include an investment in our Class A shares. Any such investment would be made for cash consideration at the same price and upon the same terms as offered to other investors in this Offering, although the entity conducting such offering would have the right to replace or reconstitute our Board of Managers. In the event any such affiliate of Masterworks invests in our Class A shares, the Masterworks affiliate may elect to sell its interest in our Class A shares in a secondary offering. Such entity, as the selling shareholder, together with Masterworks, would determine the price at which such transaction is executed. Although Masterworks would be responsible for all of the costs and expenses of any such secondary sale transaction, the possibility that a large block of shares could be available for sale in the future may make it more difficult for investors in this Offering to sell their shares on the Masterworks Secondary Market or other trading platform and could depress the price you would realize upon such sale.

Our multi-class capital structure presents additional risks for investors in this Offering.

In addition to the Class A shares offered by this Offering Circular, our operating agreement provides for Class B ordinary shares and a single Class C share. The Class B shares have the right to 20% of the profits upon a sale of the Painting and can be converted into Class A shares pursuant to a formula in our operating Agreement. The Class C share can be issued or transferred to an affiliate of Masterworks, referred to herein as a “Masterworks Investor,” and would provide such Masterworks Investor with the exclusive right to remove, replace or reconstitute our Board of Managers without “cause” for any reason. There could be conflicts of interest between our Company and a Masterworks Investor and the ability of a Masterworks Investor to replace our Board increases the risk that those conflicts of interest, if they arise, would not be resolved in the best interests of the Company or our Class A shareholders. We and Masterworks intend to take reasonable steps to address potential conflicts in connection with an eventual sale of the Painting, including by forming a special committee comprised solely of Managers that are independent of management and Masterworks to approve any such sale, but there can be no assurance that these steps will adequately protect the interests of Class A shareholders. In addition, our capital structure is significantly different than the vast majority of companies whose securities are listed on national securities exchanges and would potentially violate the listing and governance standards of national securities exchanges, potentially making our Class A shares ineligible for listing on any such exchange, though no such listing is contemplated.

The following risk factors supersede and replace in their entirety the corresponding risk factors beginning on page 11 in the Offering Circular.

Holders of our Class A shares do not elect or vote on the Board of Managers and have limited ability to influence decisions regarding our business.

Our operating agreement provides that our assets, affairs and business will be managed under the direction of the Board of Managers. Holders of our Class A shares do not elect or vote on the Board of Managers and, except for removal rights granted to an affiliate of Masterworks that invests in our Class A shares, members of the Board of Managers can only be removed by (i) a majority of the existing Board of Managers, or (ii) by the affirmative vote of holders of two-thirds (2/3) of the voting shares and only for “cause”, as defined in the operating agreement. Accordingly, unlike the holders of common stock in a corporation, holders of Class A shares have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business.

Our Class A shareholders will have very limited voting rights and we will have the ability to sell the Painting without shareholder approval.

Our operating agreement provides that the assets, affairs and business of our Company will be managed under the direction of our Board of Managers. Our Board of Managers, in their sole and absolute discretion, will have the ability to sell the Painting at any time and in any manner. Our shareholders do not elect or vote on our Board of Managers. Our Class A shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement or the administrative services agreement that would adversely change the rights of the Class A shares or to remove and replace the Administrator. Each outstanding Class A share entitles the holder to one vote on all matters submitted to a vote of shareholders, provided, that Class A shares beneficially owned by Masterworks, if any, and shares held by certain shareholders that irrevocably elect to limit or eliminate their voting rights, if any, shall not vote. Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all Class A shares present in person or represented by proxy, although the vote to remove a member of the Board of Managers for “cause” or to remove and replace the Administrator requires a two-thirds vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

Sales of Class A shares by Masterworks or its affiliates could make it more difficult for you to sell your Class A shares and could adversely affect the price of the Class A shares on the Secondary Market.

Class A shares offered in this Offering may be acquired by Masterworks or one or more entities controlled by Masterworks. In addition, Masterworks owns 1,000 Class B shares, representing a 20% “profits interest” in our fully diluted equity that will be convertible into Class A shares. In addition, Masterworks will earn Class A shares pursuant to the administrative services agreement, which are subject to vesting provisions. Masterworks affiliates will have no restrictions on shares acquired in this Offering or on any Class A shares received upon conversion of its Class B shares after the one-year anniversary of the Offering and no restrictions on the disposition of Class A shares earned pursuant to the administrative services agreement once they vest, other than restrictions in our operating agreement and those imposed by applicable securities laws. These shares held by our affiliates can be resold in one or more transactions that are exempt from the registration requirements of the Securities Act, including in a secondary offering pursuant to Regulation A following the one-year anniversary of the qualification of the Offering Statement for this Offering. Any offering of these shares by Masterworks or its affiliates may make it more difficult to sell your Class A shares and could adversely affect the price at which you can sell your Class A shares on the Secondary Market.

A Concentration of ownership of the Class A shares may reduce liquidity or adversely affect the price of the Class A shares on the Secondary Market or any other trading venue on which the Class A shares may be traded.

Our operating agreement contains a 19.99% beneficial ownership limit, but we can waive such limit in our discretion on a case-by-case basis. In making a determination to waive the ownership limit we would consider the actual percentage interest that such person seeks to acquire, with a bias toward waiving the limit for smaller increments above 19.99%, such person’s ability to exercise control over the Company, the likelihood that such person would seek to acquire the Painting or influence the sale price of the Painting, and other factors we deem relevant. As a result of any such waiver one or more Class A shareholders may beneficially own a large percentage of the outstanding Class A shares. Masterworks has formed an entity that may invest in this Offering and other similar offerings conducted through the Masterworks Platform and we would likely waive the ownership limit for such entity if it chose to invest in this Offering above 19.9%, but not above 49.9%. A concentration of ownership in one or a small group of shareholders may diminish liquidity on the Secondary Market, particularly if any such shareholder is deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act, which would include any affiliate of Masterworks and would make it more difficult for such shareholder to sell its shares pursuant to applicable Federal securities laws. Conversely, concentrated ownership could also create an “overhang” risk, which is a risk that such shareholder or shareholders seek to liquidate their positions in a short time frame, which could significantly increase the supply of Class A shares available for sale without a corresponding increase in demand, thereby driving the trading price of the Class A shares downward.

Plan of Distribution

The following disclosure supersedes and replaces the second to last sentence of the first paragraph of the “Investment Amount Limitations” section on page 31 of the Offering Circular.

Further, pursuant to the terms of the Company’s Operating Agreement, an investor, other than an affiliate of Masterworks, generally cannot own, or be deemed to beneficially own, as “beneficial ownership” is determined pursuant to Section 13(d) and 13(g) of the Securities Act, more than 19.99% of the total number of Class A shares outstanding.

Description of the Business

The following disclosure is added to the end of the “Offerings in Progress” section on page 40 of the Offering Circular.

In addition, Masterworks intends to sponsor offerings pursuant to exemptions from the registration requirements of the Securities Act, including Rule 506(c) of Regulation D or Regulation A, by affiliated entities that will invest the proceeds of such offerings in a portfolio of artwork, which may include an investment in our Class A shares.

The following disclosure supersedes and replaces in its entirety the first paragraph of the “Administrative Services” section on page 46 of the Offering Circular.

There are various services required to administer our business and maintain the Painting. Pursuant to an administrative services agreement that will be entered into prior to the initial closing between us, Masterworks Cayman and the Administrator, the Administrator will manage all administrative services relating to our business and the Painting. The Administrator will receive aggregate fees and expense reimbursement for administrative services in the form of Class A shares at a rate of 1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. The administrative services fee may commence before the final closing date in the limited circumstances described above because occasionally Masterworks issuers experience delays in receipt of investor subscription funds which delays the final closing, however, the provision of administrative services commences when the Painting is acquired by the Company which occurs on the date of the initial closing. These Class A shares will be subject to vesting provisions set forth in the administrative services agreement. Subject to those vesting provisions, these equity issuances to Masterworks will result in dilution to Class A shareholders. The share issuance in respect of fees and routine reimbursements to Masterworks will be made on a quarterly basis in arrears.

Management

The following disclosure supersedes and replaces in its entirety the second paragraph of the “Our Administrator” section on page 52 of the Offering Circular.

As of the date of this filing, 100% of the membership interests of the Company are held by Masterworks. Our second amended and restated operating agreement created three classes of membership interests of the Company in the form of Class A shares which are offered hereby and Class B shares which are owned by Masterworks, as well as the Class C share.

The following disclosure supersedes and replaces in its entirety the “Term, Withdrawal and Removal of Members of the Board of Managers” section on page 57 of the Offering Circular.

Our operating agreement provides that each member of our Board of Managers will serve as our Manager, for an indefinite term, but a Manager may be removed or replaced for any reason by a majority of the Board of Managers or by the holder of the Class C share, if any.

Our members may only remove a member of the Board of Managers for “Cause,” following the affirmative vote of two-thirds (2/3) of the issued and outstanding voting shares. The term “Cause” is defined as:

●	The commission by a member of the Board of Managers of fraud, gross negligence or willful misconduct;

●	The conviction of a member of the Board of Managers of a felony;

●	A material violation by a member of the Board of Managers of any applicable law that has a material adverse effect on our business; or

●	The bankruptcy or insolvency of a member of the Board of Managers.

The following disclosure supersedes and replaces in its entirety the “Masterworks Shares” section on page 58 of the Offering Circular.

As of the date of this filing, 100% of the membership interests of the Company are held by Masterworks in the Form of Class B shares. Our amended restated operating agreement created three classes of membership interests of the Company in the form of Class A shares and Class B shares, as well as the Class C share. Class B shares, which are owned by Masterworks, represent a 20% “profits interest” in our fully diluted equity. The Class B shares will entitle Masterworks to 20% of the profit on sale of the Painting or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of our issued and outstanding shares. Masterworks cannot transfer any Class A shares issuable to Masterworks pursuant to the administrative services agreement prior to the applicable vesting date. Class A shares issued to Masterworks prior to the three-year anniversary of the final closing of this Offering shall vest on the three-year anniversary of the final closing of this Offering, as may be extended or shortened in accordance with the administrative services agreement. In the event vesting occurs prior to a sale of the Painting, a new vesting period shall apply to all shares issued to Masterworks from and after such vesting date until the three-year anniversary of such vesting date and all of such Class A shares will vest on such three-year anniversary of the prior vesting date, unless such vesting period is extended or shortened in accordance with the administrative services agreement. Masterworks has also agreed to lock-up provisions in our operating agreement that will prohibit it from selling any Class B shares prior to the one-year anniversary of the Offering. Masterworks will have no restrictions on the disposition of any of its Class B shares after the one-year anniversary of the Offering and no restrictions on the disposition of its Class A shares once they vest, other than restrictions in our operating agreement and restrictions imposed by applicable securities laws. The Class C share represents a special class of membership interests, which has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor.

Security Ownership of Management and Certain Securityholders

The following disclosure is deleted in its entirety from the first sentence of the fourth paragraph of the “Security Ownership of Management and Certain Securityholders” section on page 61 of the Offering Circular.

…to non-affiliates of the Company and all of such Class A shares will be eligible to vote.

The following note is deleted in its entirety from the “Security Ownership of Management and Certain Securityholders” section on page 61 of the Offering Circular.

(2)	Class A shares beneficially owned by Masterworks have no voting rights for so long as such Class A shares are beneficially owned by Masterworks. For purposes of this table, we include all Class A shares (voting and non-voting) beneficially owned by an affiliate in both the numerator and the denominator for purposes of determining the beneficial ownership percentage, but we exclude non-voting Class A shares from both the numerator and the denominator for purposes of calculating the beneficial ownership percentage of any other shareholder.

Interest of Management and Others in Certain Transactions

The following disclosure supersedes and replaces in its entirety the “Term of each Manager” paragraph on page 65 of the Offering Circular.

Term of each Manager. Our operating agreement provides that each member of the Board of Managers will serve for an indefinite term, but that each member of the Board of Managers may be removed by a majority of the Board of Managers for any reason, or may choose to withdraw as a member of the Board of Managers under certain circumstances. Our operating agreement also provides that each member of the Board of Managers may be removed and or replaced and our Board of Managers can be reconstituted for any reason by the holder of the Class C share, if any. The Class C share will be issued or transferred only to a Masterworks Investor, if any. The Class C share, once issued, may be redeemed or cancelled by mutual agreement between the holder of the Class C share and the Company.

Holders of two-thirds (2/3) of the voting shares may affirmatively vote to remove any members of the Board of Managers for “cause” only.

Description of Shares

The following disclosure supersedes and replaces in its entirety the first paragraph of the “Description of Shares” section beginning on page 65 of the Offering Circular.

As of the date of this filing, 100% of our issued and outstanding membership interests are held by Masterworks in the form of 1,000 Class B shares. The Company has three classes of membership interests: Class A membership interests (referred to herein as the “Class A shares”) and Class B membership interests (referred to herein as the “Class B shares”), as well as the Class C share. References throughout this offering circular to “shares” refer generically to the Class A shares and Class B shares. We are offering 535,600 of our Class A shares, for an aggregate amount of $10,712,000 pursuant to this offering circular. The final closing of the Offering will occur on the earlier of (i) the earliest practical date following the date that subscriptions for the Class A shares offered hereby total $10,712,000 or (ii) a date determined by the Company in its discretion. The Class C share represents a special class of membership interests, which has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor. The following description of the Shares is based upon our certificate of formation, our second amended and restated operating agreement, and applicable provisions of law, in each case as in effect prior to the qualification of this offering circular. This discussion does not purport to be complete and is qualified in its entirety by reference to the certificate of formation and the second amended and restated operating agreement, copies of which are filed with the SEC as exhibits to the offering statement of which this offering circular forms an integral part.

The following disclosure supersedes and replaces the first sentence of the fifth paragraph of the “Board of Managers and its Powers” section on page 66 of the Offering Circular.

Any member of the Board of Managers may be removed and replaced by a majority of the Board of Managers or the holder of the Class C share, if any, with or without “Cause.”

The following disclosure supersedes and replaces in its entirety the first paragraph of the “Classes of Ownership” section on page 67 of the Offering Circular.

As of the date of this filing, 100% of the membership interests of the Company are owned by Masterworks in the form of 1,000 Class B shares. We have three classes of membership interests:

The following disclosure is added to the end of the “Classes of Ownership” section on page 67 of the Offering Circular.

Class C Share. The Class C share represents a special class of membership interests, which has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor.

The following disclosure is added to the end of the first paragraph of the “Voting Rights” section on page 67 of the Offering Circular.

Each member of the Board of Managers may be removed and or replaced and our Board can be reconstituted for any reason by the holder of the Class C share, if any. The Masterworks Investor that holds a Class C share, if any, shall have no voting rights with respect to Class A shares it beneficially owns.

The following disclosure is removed in its entirety from the “Description of Shares” section beginning on page 65 of the Offering Circular.

Removal

A member of the Board of Managers may only be removed and replaced by a majority of the Board of Managers with or without “cause” and may also be removed and replaced for “cause” as defined in our operating agreement by a vote of the holders of two-thirds (2/3) of the voting shares.

The following disclosure supersedes and replaces in its entirety the second and third paragraphs of the “Term and Removal of Members of the Board of Managers” section on page 72 of the Offering Circular.

Our operating agreement also provides that each member of the Board of Managers may be removed and or replaced and our Board can be reconstituted for any reason by the holder of the Class C share, if any. The Class C share will be issued to a Masterworks Investor, if any. The Class C share, once issued, can be transferred between Masterworks affiliated entities, including from one Masterworks Investor to another. The Class C share, once issued, may be redeemed or cancelled by mutual agreement between the holder of the Class C share and the Company.

In addition, our members may remove a member of the Board of Managers for “cause” only, following the affirmative vote of two-thirds (2/3) of the issued and outstanding voting shares excluding those beneficially owned by Masterworks. The term “Cause” is defined as:

●	The commission by the applicable member of the Board of Managers of fraud, gross negligence or willful misconduct;
●	The conviction of the applicable member of the Board of Managers of a felony;
●	A material violation by the applicable member of the Board of Managers of any applicable law that has a material adverse effect on our business; and
●	The bankruptcy or insolvency of the applicable member of the Board of Managers.

Share Eligible for Future Sale

The following disclosure supersedes and replaces in its entirety the third paragraph of the “Shares Eligible for Future Sale” section on page 73 of the Offering Circular.

Masterworks intends to sponsor offerings by entities formed to invest, directly or indirectly, in multiple of works of art and any such entity, which would be deemed an “affiliate” of our Company, may invest in this Offering. In the event any such affiliate invests in this Offering, the Class A shares acquired by such entity would be “restricted” securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, and such Class A shares, together with any shares sold by Masterworks in private transactions that are exempt from the registration or qualification requirements of the Securities Act will bear a restrictive legend and will be subject to further transfer restrictions for one year from the time such shares are acquired from Masterworks or such affiliate by a non-affiliate. Masterworks has rights to require us to qualify the resale of any such Class A shares, provided that they shall be responsible for all of the costs and expenses of any such qualification and or secondary offering.